Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2015

TABLE OF CONTENTS

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2015 and December 31, 2014

	September 30, 2015	December 31, 2014
	(Unaudited)
($ million)
Cash and cash equivalents	$3,717	$5,163
Restricted cash	782	978
Trade receivables, net	818	1,054
Financing receivables, net	18,867	21,472
Inventories, net	6,866	7,008
Property, plant and equipment, net	6,447	6,865
Investments in unconsolidated subsidiaries and affiliates	543	605
Equipment under operating leases	1,744	1,518
Goodwill	2,452	2,484
Other intangible assets, net	797	850
Deferred tax assets	1,811	1,747
Derivative assets	334	205
Other assets	1,748	1,964
TOTAL ASSETS	$46,926	$51,913
Debt	$26,123	$29,594
Trade payables	5,407	5,982
Deferred tax liabilities	774	452
Pension, postretirement and other postemployment benefits	2,470	2,614
Derivative liabilities	87	235
Other liabilities	7,595	8,059
Total liabilities	$42,456	$46,936
Redeemable noncontrolling interest	19	16
Common shares, € 0.01, par value; issued 1,361,323,524 common shares and 413,279,206 special voting shares at 09/30/2015; and issued 1,355,319,640 common shares and 415,399,503 special voting shares at 12/31/2014	25	25
Additional paid in capital	4,381	4,342
Retained earnings	2,015	2,291
Accumulated other comprehensive loss	(2,009)	(1,736)
Noncontrolling interests	39	39
Equity:	$4,451	$4,961
TOTAL EQUITY AND LIABILITIES	$46,926	$51,913

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Revenues
Net sales	$5,549	$7,403	$17,808	$23,178
Finance and interest income	301	336	960	1,012
Total Revenues	$5,850	$7,739	$18,768	$24,190
Costs and Expenses
Cost of goods sold	$4,599	$5,998	$14,771	$18,797
Selling, general and administrative expenses	565	736	1,758	2,240
Research and development expenses	207	254	622	809
Restructuring expenses	18	56	52	98
Interest expense	258	327	824	976
Other, net	286	109	498	307
Total Costs and Expenses	$5,933	$7,480	$18,525	$23,227
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(83)	259	243	963
Income taxes	56	107	259	408
Equity in income of unconsolidated subsidiaries and affiliates	11	10	33	66
Net income (loss)	(128)	162	17	621
Net loss attributable to noncontrolling interests	(4)	(11)	(5)	(6)
Net income (loss) attributable to CNH Industrial N.V.	$(124)	$173	$22	$627
Earnings (loss) per share attributable to common shareholders
Basic	$(0.09)	$0.13	$0.02	$0.46
Diluted	$(0.09)	$0.13	$0.02	$0.46

Cash dividends declared per common share	$—	$—	$0.216	$0.277

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

For the Three and Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Net income (loss)	$(128)	$162	$17	$621
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	123	(71)	151	(194)
Changes in retirement plans’ funded status	66	28	41	42
Foreign currency translation	(440)	19	(427)	220
Share of other comprehensive loss of entities using the equity method	(15)	(27)	(40)	(28)
Other comprehensive income (loss), net of tax	(266)	(51)	(275)	40
Comprehensive income (loss)	(394)	111	(258)	661
Less: Comprehensive loss attributable to noncontrolling interests	(6)	(13)	(7)	(9)
Comprehensive income (loss) attributable to CNH Industrial N.V.	$(388)	$124	$(251)	$670

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Nine Months Ended September 30,
	2015	2014
	(in millions)
Operating activities:
Net income	$17	$621
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	516	556
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	325	303
Loss from disposal of assets	6	4
Undistributed income of unconsolidated subsidiaries	27	(5)
Other non-cash items	283	177
Changes in operating assets and liabilities:
Provisions	(82)	210
Deferred income taxes	37	(116)
Trade and financing receivables related to sales, net	603	(1,041)
Inventories, net	(657)	(1,571)
Trade payables	(154)	(861)
Other assets and liabilities	110	255
Net cash provided by (used in) operating activities	1,031	(1,468)
Investing activities:
Additions to retail receivables	(3,171)	(4,680)
Collections of retail receivables	3,561	4,581
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	16
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	511	391
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(375)	(601)
Expenditures for assets under operating leases and assets sold under buy- back commitments	(1,315)	(1,240)
Other	328	451
Net cash used in investing activities	(458)	(1,082)
Financing activities:
Proceeds from long-term debt	5,368	13,479
Payments of long-term debt	(6,889)	(10,772)
Net increase (decrease) in other financial liabilities	407	(440)
Dividends paid	(294)	(381)
Other	17	15
Net cash provided by (used in) financing activities	(1,391)	1,901
Effect of foreign exchange rate changes on cash and cash equivalents	(628)	(303)
Decrease in cash and cash equivalents	(1,446)	(952)
Cash and cash equivalents, beginning of year	5,163	5,567
Cash and cash equivalents, end of period	$3,717	$4,615

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2015 and 2014

(Unaudited)

	Common shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income (loss)	—	—	627	—	(13)	614	7
Other comprehensive income (loss), net of tax	—	—	—	43	(3)	40	—
Dividend paid	—	—	(375)	—	(1)	(376)	(5)
Capital increase	—	15	—	—	—	15	—
Share-based compensation expense	—	24	—	—	—	24	—
Other changes	—	—	(9)	—	3	(6)	—
Balance, September 30, 2014	$25	$4,322	$2,209	$(1,330)	$40	$5,266	$14

Balance, December 31, 2014	$25	$4,342	$2,291	$(1,736)	$39	$4,961	$16
Net income (loss)	—	—	22	—	(11)	11	6
Other comprehensive loss, net of tax	—	—	—	(273)	(2)	(275)	—
Dividend paid	—	—	(291)	—	—	(291)	(3)
Capital increase	—	3	—	—	14	17	—
Share-based compensation expense	—	36	—	—	—	36	—
Other changes	—	—	(7)	—	(1)	(8)	—
Balance, September 30, 2015	$25	$4,381	$2,015	$(2,009)	$39	$4,451	$19

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands, and has its corporate office in London, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company, without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F filed for the year ended December 31, 2014 with the SEC. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU No. 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (“ASU No. 2015-07”). This standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible for such fair value measurement using the practical expedient, and instead only requires these disclosures for investments that are elected by the entity to measure the investment at fair value using that practical expedient. It is effective for annual reporting periods beginning after December 15, 2015 on a retrospective basis for all periods presented, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-11, Simplifying the Measurement of Inventory (“ASU No. 2015-11”). This standard amends the subsequent measurement of inventory for all methods other than last-in, first-out (LIFO) or the retail inventory method to measure at the lower of cost and net realizable value (estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation) instead of the lower of cost and market. It is effective for annual reporting periods beginning after December 15, 2016, but early adoption is permitted on a prospective basis as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (“ASU No. 2015-12”). The amendments in Part II: Plan Investment Disclosures of ASU 2015-12 seek to simplify and increase the effectiveness of the required disclosures for investments related to employee benefit plans. The amendments in Part II of ASU 2015-12 will require that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II of ASU 2015-12 is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted on a retrospective basis for all financial statements presented. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

3. VENEZUELA CURRENCY REGULATIONS AND RE-MEASUREMENT

      The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company. As of September 30, 2015, there was a three-tiered exchange rate mechanism in Venezuela for exchanging bolivars into U.S. dollars: (1) the government-operated National Center of Foreign Commerce (CENCOEX), which has a fixed exchange rate of 6.3 bolivars per U.S. dollar mainly intended for the import of essential goods and services by designated industry sectors; (2) the auction-based Supplementary Foreign Currency Administration System (SICAD), which is intended for certain transactions, including foreign investments with a rate of 13.5 Bs.F. per U.S. dollar; and (3) an open market Marginal Foreign Exchange System (SIMADI), established in February 2015, which is available to companies and individuals to exchange foreign currency based on supply and demand, with a rate of 199.42 Bs.F. per U.S. dollar.

Based on changes to the way Venezuela’s exchange rate mechanism operated, in 2014 CNH Industrial changed the Bs.F. rate used to re-measure its Venezuelan subsidiary’s financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial began using the exchange rate determined by U.S. dollar auctions conducted under the SICAD I. As a result, in the first quarter of 2014, CNH Industrial recorded a pre- and after-tax re-measurement charge of $64 million.

Until June 30, 2015, CNH Industrial considered the SICAD rate the appropriate rate to use to convert the net monetary assets denominated in bolivars of its Venezuelan subsidiary. The SICAD exchange rate used at June 30, 2015 was 12.8 Bs.F. to the U.S. dollar, the latest rate at which, at the beginning of July 2015, bolivars were exchanged for U.S. dollars in a SICAD auction to which the Venezuelan subsidiary was admitted.

During the third quarter of 2015, due to the progressively deteriorating economic conditions in Venezuela, and the limited availability of U.S. dollars, CNH Industrial determined that the SIMADI exchange rate is the most appropriate rate to use as of September 30, 2015. As a result, the Company has adopted the SIMADI exchange rate in the third quarter to re-measure the net monetary assets denominated in bolivars and to convert revenues and expenses of its Venezuelan subsidiary adopting the SIMADI rate of Bs.F 199.42 per U.S. dollar. The Company now considers the SIMADI rate more reflective of the current economic environment in Venezuela and future transactions at the SICAD rate appear highly unlikely. As a result, CNH Industrial recorded in “Other, net” in the condensed consolidated statement of operations, for the three and nine months ended September 30, 2015, a pre- and after-tax charge of $150 million primarily related to this re-measurement. In this context, the Company assessed the non-monetary assets of its Venezuelan operations for impairment, which resulted in no additional charges. Following the adoption of the SIMADI rate and related re-measurement, CNH Industrial’s results of operations in Venezuela in the three months ended September 30, 2015 generated less than 1% of both the Company’s net revenues and operating profit.

As of September 30, 2015, the Company continues to control and therefore consolidate its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $140 million using the current exchange rate of 199.42 Bs.F. per U.S. dollar.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables”.

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	September 30, 2015	December 31, 2014
	(in millions)
Restricted cash	$755	$971
Financing receivables	11,354	11,563
Equipment on operating leases, net	-	83
Total Assets	$12,109	$12,617
Debt	$11,834	$11,962
Total Liabilities	$11,834	$11,962

5. EARNINGS PER SHARE

A reconciliation of basic and diluted earnings (loss) per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Basic:
Net income (loss) attributable to CNH Industrial	$(124)	$173	$22	$627
Weighted average common shares outstanding—basic	1,362	1,354	1,360	1,354
Basic earnings (loss) per share	$(0.09)	$0.13	$0.02	$0.46
Diluted:
Net income (loss) attributable to CNH Industrial	$(124)	$173	$22	$627
Weighted average common shares outstanding—basic	1,362	1,354	1,360	1,354
Effect of dilutive securities (when dilutive):
Stock Compensation Plans	-	6	3	6
Weighted average common shares outstanding—diluted	1,362	1,360	1,363	1,360
Diluted earnings (loss) per share	$(0.09)	$0.13	$0.02	$0.46

(A)

Performance based Restricted Share Units of approximately 2.1 million shares for the three months ended September 30, 2015 and 8.6 million shares for the three and nine months ended September 30, 2014 were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2015 and 2014 (in millions):

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2015	2014	2015	2014	2015	2014

Service cost	$7	$7	$2	$2	$4	$4
Interest cost	28	34	12	13	1	2
Expected return on assets	(35)	(38)	(1)	(2)	—	—
Amortization of:
Prior service credit	—	—	(3)	(3)	—	1
Actuarial loss	21	16	7	1	—	—
Net periodic benefit cost	$21	$19	$17	$11	$5	$7

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014	2015	2014
	(in millions)
Service cost	$22	$20	$6	$6	$11	$13
Interest cost	84	102	36	39	4	7
Expected return on assets	(105)	(114)	(5)	(6)	—	—
Amortization of:
Prior service credit	—	—	(8)	(9)	—	2
Actuarial loss	62	49	20	4	1	—
Net periodic benefit cost	$63	$57	$49	$34	$16	$22

7. INCOME TAXES

The effective tax rate for the three and nine months ended September 30, 2015 was (67.5)% and 106.6%, respectively, compared to 41.3% and 42.4% for the three and nine months ended September 30, 2014. The effective tax rate was impacted by the unusual pre-tax charges relating to the re-measurements of the Venezuelan operations of $150 million in the third quarter of 2015 and $64 million in the first quarter of 2014, for which no corresponding tax benefits have been booked. Additionally, the effective tax rate for both years has been negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of substantially all of the assets of Miller – St. Nazianz, Inc. (“Miller”) in November 2014, certain products are also sold under the Miller brand, primarily in North America.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, firefighting vehicles through the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

Financial Services which offers a range of financial services to CNH Industrial’s dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit was defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests. Due to the Company’s transition to reporting under U.S. GAAP during 2014, the CODM began reviewing the performance of operating segments also using operating profit calculated using U.S. GAAP measures. Beginning in 2015, the CODM began reviewing the performance of operating segments using only Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Prior year segment data has been recast to conform to the current year’s presentation.

A reconciliation from consolidated operating profit to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP, which is the most directly comparable measure included in our condensed consolidated statements of operations, for the three and nine months ended September 30, 2015 and 2014 is provided below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Operating profit	$288	$562	$1,039	$1,764
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(18)	(56)	(52)	(98)
Interest expenses of Industrial Activities, net of interest income and eliminations	(118)	(150)	(341)	(449)
Other, net	(235)	(97)	(403)	(254)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$(83)	$259	$243	$963

Segment Information

The following summarizes operating profit by reportable segment (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Operating Profit:	(in millions)		(in millions)
Agricultural Equipment	$137	$433	$604	$1,529
Construction Equipment	37	39	72	70
Commercial Vehicles	60	20	128	(71)
Powertrain	35	59	124	157
Eliminations and other	(24)	(29)	(59)	(73)
Operating profit of Industrial Activities	$245	$522	$869	$1,612
Financial Services	128	121	397	407
Eliminations and other	(85)	(81)	(227)	(255)
Total Operating profit	$288	$562	$1,039	$1,764

The following summarizes revenues by reportable segment (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Revenues:
Agricultural Equipment	$2,431	$3,659	$8,043	$11,801
Construction Equipment	591	841	1,933	2,546
Commercial Vehicles	2,189	2,522	6,696	7,534
Powertrain	800	1,025	2,648	3,476
Eliminations and other	(462)	(644)	(1,512)	(2,177)
Net sales of Industrial Activities	5,549	7,403	17,808	23,180
Financial Services	390	455	1,226	1,363
Eliminations and other	(89)	(119)	(266)	(353)
Total Revenues	$5,850	$7,739	$18,768	$24,190

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015	December 31, 2014
	(in millions)
Retail	$10,605	$11,978
Wholesale	8,179	9,400
Other	83	94
	$18,867	$21,472

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of September 30, 2015 and December 31, 2014 is as follows (in millions):

	September 30, 2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$24	$—	$—	$24	$8,133	$8,157	$22	$8,179
EMEA	10	5	—	15	655	670	18	688
LATAM	4	—	—	4	1,262	1,266	44	1,310
APAC	—	—	1	1	427	428	—	428
Total Retail	$38	$5	$1	$44	$10,477	$10,521	$84	$10,605
Wholesale
NAFTA	$1	$—	$—	$1	$3,628	$3,629	$59	$3,688
EMEA	24	11	—	35	3,572	3,607	3	3,610
LATAM	—	—	—	—	483	483	1	484
APAC	2	1	29	32	316	348	49	397
Total Wholesale	$27	$12	$29	$68	$7,999	$8,067	$112	$8,179

	December 31, 2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$31	$2	$—	$33	$8,596	$8,629	$10	$8,639
EMEA	14	8	—	22	881	903	58	961
LATAM	3	—	—	3	1,762	1,765	37	1,802
APAC	2	—	2	4	572	576	—	576
Total Retail	$50	$10	$2	$62	$11,811	$11,873	$105	$11,978
Wholesale
NAFTA	$1	$—	$—	$1	$4,079	$4,080	$52	$4,132
EMEA	72	4	—	76	3,874	3,950	6	3,956
LATAM	1	—	—	1	861	862	—	862
APAC	16	3	30	49	372	421	29	450
Total Wholesale	$90	$7	$30	$127	$9,186	$9,313	$87	$9,400

Allowance for credit losses activity for the three and nine months ended September 30, 2015 and 2014 is as follows:

	Three Months Ended September 30, 2015
	Retail	Wholesale	Other	Total
Opening Balance	$433	$176	$—	$609
Provision	17	4	—	21
Charge-offs, net of recoveries	(17)	(3)	—	(20)
Foreign Currency Translation and Other	(24)	(6)	—	(30)
Ending Balance	409	171	—	580

	Nine Months Ended September 30, 2015
	Retail	Wholesale	Other	Total
Opening Balance	$468	$182	$—	$650
Provision	54	23	—	77
Charge-offs, net of recoveries	(52)	(5)	—	(57)
Foreign Currency Translation and Other	(61)	(29)	—	(90)
Ending Balance	409	171	—	580
Ending Balance: Individually Evaluated for Impairment	209	124	—	333
Ending Balance: Collectively Evaluated for Impairment	200	47	—	247
Receivables:
Ending Balance	10,605	8,179	83	18,867
Ending Balance: Individually Evaluated for Impairment	451	790	—	1,241
Ending Balance: Collectively Evaluated for Impairment	$10,154	$7,389	$83	$17,626

	Three Months Ended September 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$559	$160	$8	$727
Provision	16	40	1	57
Charge-offs, net of recoveries	(42)	(7)	—	(49)
Foreign Currency Translation and Other	(28)	(14)	(1)	(43)
Ending Balance	505	179	8	692

	Nine Months Ended September 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	51	47	4	102
Charge-offs, net of recoveries	(88)	(17)	(3)	(108)
Foreign Currency Translation and Other	(71)	37	6	(28)
Ending Balance	505	179	8	692
Ending Balance: Individually Evaluated for Impairment	257	151	—	408
Ending Balance: Collectively Evaluated for Impairment	248	28	8	284
Receivables:
Ending Balance	12,425	9,759	110	22,294
Ending Balance: Individually Evaluated for Impairment	564	697	—	1,261
Ending Balance: Collectively Evaluated for Impairment	$11,861	$9,062	$110	$21,033

Allowance for credit losses activity for the year ended December 31, 2014 is as follows:

	December 31, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	86	71	2	159
Charge-offs, net of recoveries	(135)	(24)	(2)	(161)
Foreign Currency Translation and Other	(96)	23	(1)	(74)
Ending Balance	468	182	—	650
Ending Balance: Individually Evaluated for Impairment	233	115	—	348
Ending Balance: Collectively Evaluated for Impairment	235	67	—	302
Receivables:
Ending Balance	11,978	9,400	94	21,472
Ending Balance: Individually Evaluated for Impairment	484	758	—	1,242
Ending Balance: Collectively Evaluated for Impairment	$11,494	$8,642	$94	$20,230

Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	September 30, 2015				December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$51	$51	$—	$49	$24	$24	$—	$22
EMEA	$80	$80	$—	$81	$91	$91	$—	$95
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$—	$—	$—	$—	$12	$12	$—	$21
EMEA	$33	$33	$—	$35	$35	$35	$—	$39
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$52	$50	$17	$50	$33	$32	$13	$34
EMEA	$259	$259	$185	$275	$311	$311	$212	$312
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$9	$9	$7	$13	$25	$25	$8	$26
Wholesale
NAFTA	$63	$62	$3	$67	$60	$60	$3	$63
EMEA	$652	$652	$103	$685	$608	$608	$98	$708
LATAM	$23	$19	$8	$21	$25	$20	$8	$20
APAC	$19	$18	$10	$18	$18	$18	$6	$13
Total
Retail	$451	$449	$209	$468	$484	$483	$233	$489
Wholesale	$790	$784	$124	$826	$758	$753	$115	$864

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

As of September 30, 2015, the Company had approximately 598 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $20 million and the post-modification value was $19 million. The court has determined the concession in 302 of these cases. The pre-modification value of these contracts was $5 million and the post-modification value was $4 million. As of September 30, 2014, the Company had approximately 684 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $17 million and the post-modification value was $15 million. The court has determined the concession in 440 of these cases. The pre-modification value of these contracts was $8 million and the post-modification value was $6 million. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2015 and 2014.

As of September 30, 2015 and 2014, the Company had approximately $89 million and $143 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concessions were skipped payments and extended contract maturities and, as such, the post-modification value approximated the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2015 and 2014.

As of September 30, 2015 and 2014, the Company had approximately $26 million and $62 million, respectively, in retail and finance lease contracts classified as TDRs in LATAM. The concessions granted on these receivables were primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2015 and 2014.

As of September 30, 2015 and 2014, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under asset-backed financing.

At September 30, 2015 and December 31, 2014, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2015	December 31, 2014
Retail note and finance lease receivables	$8,079	$8,718
Wholesale receivables	5,436	6,005
Total	$13,515	$14,723

At December 31, 2014, the Company had $116 million of VAT receivables, included in “Other assets” that were used as collateral in certain borrowings. These VAT receivables were immaterial as of September 30, 2015.

10. INVENTORIES

Inventories as of September 30, 2015 and December 31, 2014 consist of the following (in millions):

	September 30, 2015	December 31, 2014
	(in millions)
Raw materials	$1,388	$1,672
Work-in-process	963	552
Finished goods	4,515	4,784
Total inventories	$6,866	$7,008

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015	December 31, 2014
	(in millions)
Equity method	$533	$593
Cost method	10	12
Total	$543	$605

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the nine months ended September 30, 2015 are as follows (in millions):

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at December 31, 2014	$1,663	$595	$61	$5	$160	$2,484
Impact of foreign exchange	(15)	(6)	(3)	—	(8)	$(32)
Balance at September 30, 2015	$1,648	$589	$58	$5	$152	$2,452

As of September 30, 2015 and December 31, 2014, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	September 30, 2015				December 31, 2014
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$286	$143	$143	$285	$131	$154
Patents, concessions and licenses and other	5-25	1,711	1,292	419	1,701	1,281	420
		1,997	1,435	562	1,986	1,412	574
Other intangible assets not subject to amortization:
Trademarks		235	—	235	276	—	276
Total Other intangible assets		$2,232	$1,435	$797	$2,262	$1,412	$850

CNH Industrial recorded amortization expense of $23 million and $31 million for the three months ended September 30, 2015 and 2014, and $77 million and $83 million for the nine months ended September 30, 2015 and 2014, respectively.

13. OTHER LIABILITIES

A summary of other liabilities as of September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015	December 31, 2014
	(in millions)
Advances on buy-back agreements	$2,085	$1,962
Warranty and campaign programs	903	1,020
Marketing and sales incentive programs	1,201	1,413
Tax payables	700	680
Accrued expenses and Deferred income	604	731
Accrued employee benefits	665	669
Legal reserves and other provisions	417	410
Contract reserve	390	390
Restructuring reserve	42	95
Other	588	689
Total	$7,595	$8,059

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2015 and 2014 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Balance at beginning of period	$951	$1,123	$1,020	$1,111
Current year additions	172	241	515	634
Claims paid	(195)	(229)	(535)	(634)
Currency translation adjustment and other	(25)	(100)	(97)	(76)
Balance at end of period	$903	$1,035	$903	$1,035

Restructuring Provision

The Company incurred restructuring expenses of $18 million and $56 million during the three months ended September 30, 2015 and 2014, and $52 million and $98 million during the nine months ended September 30, 2015 and 2014, respectively. The expenses in 2015 were primarily attributable to actions within Commercial Vehicles and Agricultural Equipment as part of the Company’s Efficiency Program launched in 2014.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of September 30, 2015 and December 31, 2014, environmental reserves of approximately $39 million and $38 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission anti-competition investigation: Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to alleged anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, the Company is unable to predict the outcome or to estimate the potential fine at this time.

Guarantees

At September 30, 2015 and December 31, 2014, CNH Industrial has provided guarantees of $284 million and $383 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of a joint venture by Commercial Vehicles.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2015, the outstanding Liabilities amount to approximately $1.4 billion (of which $1.1 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency, and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of condensed consolidated cash flows.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $60 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.5 billion and $8.6 billion at September 30, 2015 and December 31, 2014, respectively.

Additionally, CNH Industrial employs cross currency swaps to convert fixed-rate foreign currency denominated debt to floating-rate debt denominated in the functional currency of the borrowing entity. Cross currency swaps combine the elements of a foreign exchange contract and an interest rate swap into a single financial instrument. These instruments are designated as cash flow hedges and thus accounted for similarly to the foreign exchange contracts and interest rate swaps disclosed in this footnote. The maturity of these instruments does not exceed 12 months and the after-tax losses deferred in accumulated other comprehensive income (loss) are insignificant. The total notional amount of CNH Industrial’s cross currency swaps was $179 million at September 30, 2015.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 51 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(3.2) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and nine months ended September 30, 2015 and 2014, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2015 and 2014, respectively.

All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2015 and December 31, 2014 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.1 billion and $5.6 billion at September 30, 2015 and December 31, 2014, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of September 30, 2015 and December 31, 2014 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2015	December 31, 2014
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$118	$75
Interest rate derivatives:	55	37
Cross currency swaps:	38	-
Total assets	$211	$112
Liabilities
Foreign exchange contracts:	$(40)	$(178)
Interest rate derivatives:	(8)	(12)
Cross currency swaps:	-	-
Total liabilities	$(48)	$(190)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$120	$86
Interest rate derivatives:	3	7
Cross currency swaps:	-	-
Total assets	$123	$93
Liabilities
Foreign exchange contracts:	$(36)	$(37)
Interest rate derivatives:	(3)	(8)
Cross currency swaps:	-	-
Total liabilities	$(39)	$(45)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2015 and 2014 are recorded in the following accounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(2)	$1	$(2)	$2
Gains/(losses) on hedged items—Interest expense	2	(1)	2	(2)
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$132	$(113)	$29	$(242)
Interest rate derivatives—accumulated other comprehensive income	$(24)	$(3)	$(49)	$(1)
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$(14)	$7	$(27)	$19
Foreign exchange contracts—Cost of goods sold	(53)	(2)	(177)	48
Foreign exchange contracts—Other, net	28	(21)	-	(33)
Interest rate derivatives—Interest expense	(2)	(4)	(7)	(9)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$102	$(9)	$106	$(40)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2015 and December 31, 2014:

	Level 1		Level 2		Total
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$238	$161	$238	$161
Interest rate derivatives	—	—	58	44	58	44
Cross currency swaps	—	—	38	—	38	—
Available for sale securities	1	1	—	—	1	1
Total assets	$1	$1	$334	$205	$335	$206
Liabilities
Foreign exchange derivatives	$—	$—	$(76)	$(215)	$(76)	$(215)
Interest rate derivatives	—	—	(11)	(20)	(11)	(20)
Total liabilities	$—	$—	$(87)	$(235)	$(87)	$(235)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$18,867	$18,679	$21,472	$21,427
Debt	$26,123	$26,139	$29,594	$29,883

Financing receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of bonds issued by CNH Industrial Finance Europe S.A. which are classified as a Level 1 fair value measurement.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Three Months ended September 30, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$149	$(26)	$123
Changes in retirement plans’ funded status	61	5	66
Foreign currency translation	(440)	—	(440)
Share of other comprehensive loss of entities using the equity method	(15)	—	(15)
Other comprehensive income (loss)	$(245)	$(21)	$(266)

Three Months ended September 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(96)	$25	$(71)
Changes in retirement plans’ funded status	33	(5)	28
Foreign currency translation	19	—	19
Share of other comprehensive loss of entities using the equity method	(27)	—	(27)
Other comprehensive income (loss)	$(71)	$20	$(51)

Nine Months ended September 30, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$191	$(40)	$151
Changes in retirement plans’ funded status	47	(6)	41
Foreign currency translation	(427)	—	(427)
Share of other comprehensive loss of entities using the equity method	(40)	—	(40)
Other comprehensive income (loss)	$(229)	$(46)	$(275)

Nine Months ended September 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(268)	$74	$(194)
Changes in retirement plans’ funded status	53	(11)	42
Foreign currency translation	220	—	220
Share of other comprehensive loss of entities using the equity method	(28)	—	(28)
Other comprehensive income (loss)	$(23)	$63	$40

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2013	49	(826)	(574)	(22)	(1,373)
Other comprehensive income (loss), before reclassifications	(181)	5	223	(28)	19
Amounts reclassified from other comprehensive income (loss)	(13)	37	—	—	24
Other comprehensive income (loss)[1]	(194)	42	223	(28)	43
Balance, September 30, 2014	(145)	(784)	(351)	(50)	(1,330)

Balance, December 31, 2014	(117)	(1,105)	(448)	(66)	(1,736)
Other comprehensive loss, before reclassifications	(1)	(25)	(425)	(40)	(491)
Amounts reclassified from other comprehensive income	152	66	—	—	218
Other comprehensive income (loss)[1]	151	41	(425)	(40)	(273)
Balance, September 30, 2015	$34	$(1,064)	$(873)	$(106)	$(2,009)

1 Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(2) and $(3) for the nine months ended September 30, 2015 and 2014, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2015 and 2014 consisted of the following:

	Amount reclassified from other comprehensive income (loss)		Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
		(in millions)		(in millions)
Cash flow hedges	$14	$(7)	$27	$(19)	Net sales
	53	2	177	(48)	Cost of goods sold
	(28)	21	-	33	Other, net
	2	4	7	9	Interest expense
	(18)	(2)	(59)	12	Income taxes
	$23	$18	$152	$(13)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$28	$17	$83	$53	*
Amortization of prior service cost	(3)	(2)	(8)	(7)	*
	(3)	(3)	(9)	(9)	Income taxes
	$22	$12	$66	$37
Total reclassifications, net of tax	$45	$30	$218	$24

* These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily Exor S.p.A. and the companies that Exor controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA” or the “FCA Group”). As of September 30, 2015, Exor S.p.A. held 41.35% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2015. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with the FCA Group and Exor

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Companies of the FCA Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the FCA Group companies.

These transactions with the FCA Group are reflected in the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Net sales	$159	$208	$570	$722
Cost of goods sold	$101	$131	$356	$453
Selling, general and administrative expenses	$42	$59	$123	$194

	September 30, 2015	December 31, 2014
	(in millions)
Trade receivables	$9	$27
Trade payables	$141	$139

Exor is a major investment holding company in Europe. Among other things, Exor manages a portfolio that includes investments in FCA. On September 1, 2015, Exor closed the sale of its interest in Cushman & Wakefield to DTZ. During the third quarter and nine months ended September 30, 2015, CNH Industrial purchased real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the three and nine months ended September 30, 2015 and 2014.

Transactions with the unconsolidated subsidiaries and affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile ARL, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Net sales	$144	$154	$523	$565
Cost of goods sold	$133	$152	$311	$425

	September 30, 2015	December 31, 2014
	(in millions)
Trade receivables	$100	$155
Trade payables	$137	$144

At September 30, 2015 and December 31, 2014, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $200 million and $277 million, respectively, mainly related to Iveco—Oto Melara Società consortile ARL.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,
	2015	2014	2015	2014
	(in millions, except share data)
Revenues
Net sales	$5,549	$7,403	$—	$—
Finance and interest income	32	65	390	455
Total Revenues	$5,581	$7,468	$390	$455
Costs and Expenses
Cost of goods sold	$4,599	$5,998	$—	$—
Selling, general and administrative expenses	498	629	67	107
Research and development expenses	207	254	—	—
Restructuring expenses	18	56	—	—
Interest expense	152	211	141	180
Interest compensation to Financial Services	83	85	—	—
Other, net	234	92	55	52
Total Costs and Expenses	5,791	7,325	263	339
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(210)	143	127	116
Income taxes	18	61	38	46
Equity income of unconsolidated subsidiaries and affiliates	6	4	5	6
Results from intersegment investments	94	76	—	(1)
Net income (loss)	$(128)	$162	$94	$75

	Statement of Operations
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions, except share data)
Revenues
Net sales	$17,808	$23,180	$—	$—
Finance and interest income	162	191	1,226	1,363
Total Revenues	$17,970	$23,371	$1,226	$1,363
Costs and Expenses
Cost of goods sold	$14,771	$18,799	$—	$—
Selling, general and administrative expenses	1,546	1,960	212	280
Research and development expenses	622	809	—	—
Restructuring expenses	51	98	1	—
Interest expense	501	630	448	530
Interest compensation to Financial Services	229	265	—	—
Other, net	398	239	174	161
Total Costs and Expenses	18,118	22,800	835	971
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(148)	571	391	392
Income taxes	130	267	129	141
Equity income of unconsolidated subsidiaries and affiliates	18	52	15	14
Results from intersegment investments	277	265	—	1
Net income	$17	$621	$277	$266

	Balance Sheets
	Industrial Activities		Financial Services
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(in millions, except share data)
ASSETS
Cash and cash equivalents	$2,793	$4,122	$924	$1,041
Restricted cash	16	1	766	977
Trade receivables	793	1,025	53	92
Financing receivables	2,216	4,767	19,495	22,717
Inventories, net	6,669	6,845	197	163
Property, plant and equipment, net	6,445	6,862	2	3
Investments in unconsolidated subsidiaries and affiliates	2,893	3,063	134	136
Equipment under operating leases	11	20	1,733	1,498
Goodwill	2,300	2,324	152	160
Other intangible assets, net	780	828	17	22
Deferred tax assets	1,648	1,508	163	239
Derivative assets	328	198	8	9
Other assets	1,499	1,502	452	781
TOTAL ASSETS	$28,391	$33,065	$24,096	$27,838
LIABILITIES AND EQUITY
Debt	$8,414	$11,520	$20,553	$24,086
Trade payables	5,284	5,850	149	197
Deferred tax liabilities	534	202	240	250
Pension, postretirement and other postemployment benefits	2,440	2,594	30	20
Derivative liability	81	221	8	16
Other liabilities	7,168	7,701	631	675
TOTAL LIABILITIES	$23,921	$28,088	$21,611	$25,244
Equity	4,451	4,961	2,485	2,594
Redeemable noncontrolling interest	19	16	—	—
TOTAL EQUITY AND LIABILITIES	$28,391	$33,065	$24,096	$27,838

	Cash Flow Statements
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)
Operating activities:
Net income	$17	$621	$277	$266
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	512	552	4	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	173	196	152	107
Loss from disposal of assets	6	—	—	4
Undistributed income of unconsolidated subsidiaries	(103)	(153)	(12)	(15)
Other non-cash items	196	56	87	121
Changes in operating assets and liabilities:
Provisions	(93)	203	11	7
Deferred income taxes	13	(124)	24	8
Trade and financing receivables related to sales, net	101	110	529	(1,138)
Inventories, net	(618)	(1,599)	(39)	28
Trade payables	(139)	(751)	(45)	(123)
Other assets and liabilities	(202)	(76)	315	331
Net cash provided by (used in) operating activities	(137)	(965)	1,303	(400)
Investing activities:
Additions to retail receivables	—	—	(3,171)	(4,680)
Collections of retail receivables	—	—	3,561	4,581
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	3	16	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	218	213	293	178
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(375)	(588)	—	(13)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(597)	(589)	(718)	(651)
Other	1,774	325	(1,488)	113
Net cash provided by (used in) investing activities	1,023	(623)	(1,523)	(472)
Financing activities:
Proceeds from long-term debt	452	3,235	4,916	10,244
Payments of long-term debt	(2,076)	(1,055)	(4,813)	(9,717)
Net increase (decrease) in other financial liabilities	157	(238)	250	(202)
Dividends paid	(294)	(381)	(135)	(103)
Other	17	15	42	13
Net cash provided by (used in) financing activities	(1,744)	1,576	260	235
Effect of foreign exchange rate changes on cash and cash equivalents	(471)	(248)	(157)	(55)
Decrease in cash and cash equivalents	(1,329)	(260)	(117)	(692)
Cash and cash equivalents, beginning of year	4,122	4,010	1,041	1,557
Cash and cash equivalents, end of period	$2,793	$3,750	$924	$865

19. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and 2014. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. During the three months ended June 30, 2014, the parent company acquired the assets and operations of a subsidiary related to Agricultural Equipment and Construction Equipment. For comparative purposes, results of prior periods have been restated to include the results and financial position of the subsidiary with the parent entity. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

	Condensed Statements of Operations For the Three Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$336	$2	$3,023	$4,502	$(2,013)	$5,850
Cost and Expenses:
Cost of goods sold	281	—	2,642	3,512	(1,836)	4,599
Selling, general and administrative expenses	35	—	128	402	—	565
Research and development expenses	3	—	68	136	—	207
Restructuring expenses	1	—	1	16	—	18
Interest expense	40	61	53	233	(129)	258
Interest compensation to Financial Services	3	—	45	—	(48)	—
Other, net	20	(1)	34	233	—	286
Total Costs and Expenses	383	60	2,971	4,532	(2,013)	5,933
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(47)	(58)	52	(30)	—	(83)
Income taxes	(2)	(21)	15	64	—	56
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(79)	88	40	(28)	(10)	11
Net income (loss)	(124)	51	77	(122)	(10)	(128)
Net loss attributable to noncontrolling interests	—	—	—	(4)	—	(4)
Net income (loss) attributable to owners of the parent	$(124)	$51	$77	$(118)	$(10)	$(124)

	Condensed Statements of Comprehensive Income For the Three Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(388)	$(22)	$32	$(589)	$573	$(394)
Comprehensive loss attributable to noncontrolling interests	—	—	—	(6)	—	(6)
Comprehensive income (loss) attributable to parent	$(388)	$(22)	$32	$(583)	$573	$(388)

	Condensed Statements of Operations For the Nine Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$1,154	$7	$7,990	$14,185	$(4,568)	$18,768
Cost and Expenses:
Cost of goods sold	972	—	6,710	11,102	(4,013)	14,771
Selling, general and administrative expenses	100	—	377	1,281	—	1,758
Research and development expenses	8	—	210	404	—	622
Restructuring expenses	1	—	3	48	—	52
Interest expense	121	185	124	805	(411)	824
Interest compensation to Financial Services	9	—	135	—	(144)	—
Other, net	40	(3)	138	323	—	498
Total Costs and Expenses	1,251	182	7,697	13,963	(4,568)	18,525
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(97)	(175)	293	222	—	243
Income taxes	(5)	(66)	68	262	—	259
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	114	290	210	58	(639)	33
Net income	22	181	435	18	(639)	17
Net loss attributable to noncontrolling interests	—	—	—	(5)	—	(5)
Net income attributable to owners of the parent	$22	$181	$435	$23	$(639)	$22

	Condensed Statements of Comprehensive Income For the Nine Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(251)	$108	$318	$(770)	$337	$(258)
Comprehensive loss attributable to noncontrolling interests	—	—	—	(7)	—	(7)
Comprehensive income (loss) attributable to parent	$(251)	$108	$318	$(763)	$337	$(251)

	Condensed Balance Sheets As of September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$2	$1	$38	$3,676	$—	$3,717
Deposits in subsidiaries’ cash management pools	90	—	4,920	—	(5,010)	—
Receivables	566	948	4,980	28,904	(15,713)	19,685
Inventories, net	177	—	1,675	5,014	—	6,866
Property, plant and equipment, net	77	—	1,142	5,228	—	6,447
Equipment on operating leases	—	—	—	1,744	—	1,744
Investments in unconsolidated subsidiaries and affiliates	250	—	1	292	—	543
Investments in consolidated subsidiaries	10,072	7,160	1,843	1,402	(20,477)	—
Goodwill and intangibles	10	—	2,788	451	—	3,249
Other	254	163	1,820	2,720	(282)	4,675
Total Assets	$11,498	$8,272	$19,207	$49,431	$(41,482)	$46,926
Liabilities and Equity:
Debt	$6,338	$5,175	$3,441	$30,002	$(18,833)	$26,123
Trade payables	238	109	1,912	5,034	(1,886)	5,407
Other liabilities	510	(82)	3,940	6,863	(286)	10,945
Total equity	4,412	3,070	9,914	7,532	(20,477)	4,451
Total Equity and Liabilities	$11,498	$8,272	$19,207	$49,431	$(41,482)	$46,926

	Condensed Statements of Cash Flow For the Nine Months Ended September 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$22	$181	$435	$18	$(639)	$17
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	7	—	152	682	—	841
Other, net	228	(369)	(583)	574	323	173
Net cash provided by (used in) operating activities	257	(188)	4	1,274	(316)	1,031
Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(15)	—	(90)	(1,585)	—	(1,690)
Net collections from retail receivables and related securitizations	—	—	—	390	—	390
Withdrawals from subsidiaries’ cash management pools	122	—	(873)	—	751	—
Other, net	(95)	207	1,014	(690)	406	842
Net cash provided by (used in) investing activities	12	207	51	(1,885)	1,157	(458)
Financing Activities:
Net increase (decrease) in indebtedness	—	33	7	(1,154)	-	(1,114)
Dividends paid	(291)	(1)	(74)	(244)	316	(294)
Other, net	24	(50)	13	1,187	(1,157)	17
Net cash provided by (used in) financing activities	(267)	(18)	(54)	(211)	(841)	(1,391)
Effect of foreign exchange rate changes on cash and cash equivalents	(7)	—	(2)	(619)	—	(628)
Increase (decrease) in cash and cash equivalents	(5)	1	(1)	(1,441)	—	(1,446)
Cash and cash equivalents, beginning of year	7	—	39	5,117	—	5,163
Cash and cash equivalents, end of period	$2	$1	$38	$3,676	$—	$3,717

	Condensed Statements of Operations For the Three Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$462	$3	$3,094	$5,683	$(1,503)	$7,739
Cost and Expenses:
Cost of goods sold	401	—	2,445	4,468	(1,316)	5,998
Selling, general and administrative expenses	39	1	168	528	—	736
Research and development expenses	3	—	94	157	—	254
Restructuring expenses	—	—	—	56	—	56
Interest expense	53	56	38	320	(140)	327
Interest compensation to Financial Services	3	—	44	—	(47)	—
Other, net	10	(3)	40	62	—	109
Total Costs and Expenses	509	54	2,829	5,591	(1,503)	7,480
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(47)	(51)	265	92	—	259
Income taxes	(108)	(21)	(1)	237	—	107
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	112	284	79	(66)	(399)	10
Net income (loss)	173	254	345	(211)	(399)	162
Net loss attributable to noncontrolling interests	—	—	—	(11)	—	(11)
Net income (loss) attributable to owners of the parent	$173	$254	$345	$(200)	$(399)	$173

	Condensed Statements of Comprehensive Income For the Three Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$124	$254	$138	$(530)	$125	$111
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	(13)	—	(13)
Comprehensive income (loss) attributable to parent	$124	$254	$138	$(517)	$125	$124

	Condensed Statements of Operations For the Nine Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,576	$8	$10,007	$17,805	$(5,206)	$24,190
Cost and Expenses:
Cost of goods sold	1,378	—	7,869	14,200	(4,650)	18,797
Selling, general and administrative expenses	94	1	510	1,635	—	2,240
Research and development expenses	11	—	296	502	—	809
Restructuring expenses	—	—	20	78	—	98
Interest expense	158	169	105	942	(398)	976
Interest compensation to Financial Services	10	—	148	—	(158)	—
Other, net	42	(3)	92	176	—	307
Total Costs and Expenses	1,693	167	9,040	17,533	(5,206)	23,227
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(117)	(159)	967	272	—	963
Income taxes	(102)	(53)	293	270	—	408
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	642	701	276	25	(1,578)	66
Net income	627	595	950	27	(1,578)	621
Net loss attributable to noncontrolling interests	—	—	—	(6)	—	(6)
Net income attributable to owners of the parent	$627	$595	$950	$33	$(1,578)	$627

	Condensed Statements of Comprehensive Income For the Nine Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$670	$595	$433	$(204)	$(833)	$661
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	(9)	—	(9)
Comprehensive income (loss) attributable to parent	$670	$595	$433	$(195)	$(833)	$670

	Condensed Balance Sheets As of December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$7	$—	$39	$5,117	$—	$5,163
Deposits in subsidiaries’ cash management pools	230	—	4,135	—	(4,365)	—
Receivables	658	1,034	5,479	33,393	(18,038)	22,526
Inventories, net	233	—	1,711	5,064	—	7,008
Property, plant and equipment, net	75	—	1,186	5,604	—	6,865
Equipment on operating leases	—	—	—	1,518	—	1,518
Investments in unconsolidated subsidiaries and affiliates	245	—	1	359	—	605
Investments in consolidated subsidiaries	10,877	6,965	2,110	1,530	(21,482)	—
Goodwill and intangibles	50	—	2,824	460	—	3,334
Other	258	(55)	696	5,164	(1,169)	4,894
Total Assets	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913
Liabilities and Equity:
Debt	$5,622	$5,011	$3,275	$34,947	$(19,261)	$29,594
Trade payables	307	18	2,257	6,145	(2,745)	5,982
Other liabilities	1,782	(69)	3,272	7,957	(1,566)	11,376
Total equity	4,922	2,984	9,377	9,160	(21,482)	4,961
Total Equity and Liabilities	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913

	Condensed Statements of Cash Flow For the Nine Months Ended September 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$627	$595	$950	$27	$(1,578)	$621
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4	—	168	687	—	859
Other, net	(394)	(581)	(398)	(1,832)	257	(2,948)
Net cash provided by (used in) operating activities	237	14	720	(1,118)	(1,321)	(1,468)
Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(10)	—	(101)	(1,730)	—	(1,841)
Net collections from retail receivables and related securitizations	—	—	—	(99)	—	(99)
Withdrawals from subsidiaries’ cash management pools	39	—	(312)	—	273	—
Other, net	257	—	(494)	(1,350)	2,445	858
Net cash provided by (used in) investing activities	286	—	(907)	(3,179)	2,718	(1,082)
Financing Activities:
Net increase (decrease) in indebtedness	(167)	87	(570)	3,947	(1,030)	2,267
Dividends paid	(367)	(105)	(259)	(789)	1,139	(381)
Other, net	15	4	1,029	473	(1,506)	15
Net cash provided by (used in) financing activities	(519)	(14)	200	3,631	(1,397)	1,901
Effect of foreign exchange rate changes on cash and cash equivalents	(6)	—	(1)	(296)	—	(303)
Increase (decrease) in cash and cash equivalents	(2)	—	12	(962)	—	(952)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567
Cash and cash equivalents, end of period	$3	$—	$50	$4,562	$—	$4,615

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands. The Company was formed as a result of the business combination transaction (“Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our non-GAAP financial measures are defined as follows:

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses (“SG&A”) and research and development expenses (“R&D”).

Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our condensed consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three and nine months ended September 30, 2015, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Consolidated Results of Operations

	Three Months Ended September 30,
	2015	2014
	(in millions)
Revenues:
Net sales	$5,549	$7,403
Finance and interest income	301	336
Total Revenues	5,850	7,739
Costs and Expenses:
Cost of goods sold	4,599	5,998
Selling, general and administrative expenses	565	736
Research and development expenses	207	254
Restructuring expenses	18	56
Interest expense	258	327
Other, net	286	109
Total Costs and Expenses	5,933	7,480
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(83)	259
Income taxes	56	107
Equity in income of unconsolidated subsidiaries and affiliates	11	10
Net income (loss)	(128)	162
Net loss attributable to noncontrolling interests	(4)	(11)
Net income (loss) attributable to CNH Industrial N.V.	$(124)	$173

Revenues

We recorded revenues of $5,850 million during the third quarter of 2015, down 24.4% (-12.9% on a constant currency basis) compared to the same period in 2014. Net sales of Industrial Activities were $5,549 million in the third quarter of 2015, a 25.0% decrease (-13.3% on a constant currency basis) compared to the prior year. Excluding the negative impact of currency translation, net sales increased in Commercial Vehicles, offsetting a portion of the decline in volumes in the remaining segments.

Cost of Goods Sold

Cost of goods sold were $4,599 million during the third quarter of 2015 compared with $5,998 million during the third quarter of 2014. The decrease of 23.3% was driven by the decline in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.9% and 81.0% in the third quarter of 2015 and 2014, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses amounted to $565 million during the third quarter of 2015 (9.7% of revenues), down 23.2% compared to $736 million recorded in the comparable period of 2014 (9.5% of revenues). The decrease was primarily attributable to cost containment actions across all segments.

Research and Development Expenses

During the three months ended September 30, 2015, research and development expenses were $207 million compared to $254 million for the same period in 2014. The expense in both periods was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses for the third quarter of 2015 were $18 million, primarily attributable to actions in Commercial Vehicles and Agricultural Equipment as part of the Efficiency Program launched in 2014.

Interest Expense

Interest expense was $258 million during the third quarter of 2015 ($327 million in 2014), of which $118 million ($150 million in 2014) was attributable to Industrial Activities, net of interest income and eliminations. The decrease in 2015 is primarily due to a more favorable cost of funding and a lower average indebtedness in the quarter.

Other, net

Other, net expenses were $286 million for the quarter, an increase of $177 million from $109 million during the third quarter of 2014. The increase was mainly the result of a result of the unusual pre-tax charge of $150 million primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte (“Bs.F”) adopting the Marginal Foreign Exchange System (“SIMADI”) rate of Bs.F 199.42 to the U.S. dollar, as opposed to the exchange rate Supplementary Foreign Currency Administration System (“SICAD”) rate of Bs.F 12.8 to the U.S. dollar which the Company used at June 30, 2015. The SIMADI rate is considered more reflective of the current economic environment in Venezuela and future transactions at the SICAD rate appear highly unlikely.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $11 million and $10 million for the third quarters of 2015 and 2014, respectively.

Income Taxes

	Three Months Ended September 30,
	2015	2014
	(in millions, except percents)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(83)	$259
Income taxes	$56	$107
Effective tax rate	(67.5)%	41.3%

Income taxes totaled $56 million in the quarter ($107 million in the third quarter of 2014). Excluding the impact of the unusual pre-tax charge relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, primarily in Italy and Brazil, the effective tax rate for the quarter was 30%.

Business Segments

The following is a discussion of our results by segment for the three months ended September 30, 2015 compared to the three months ended September 30, 2014.

	Three Months Ended September 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$2,431	$3,659	$(1,228)	(33.6)%
Construction Equipment	591	841	(250)	(29.7)%
Commercial Vehicles	2,189	2,522	(333)	(13.2)%
Powertrain	800	1,025	(225)	(22.0)%
Eliminations and other	(462)	(644)	182
Total Net sales of Industrial Activities	5,549	7,403	(1,854)	(25.0)%
Financial Services	390	455	(65)	(14.3)%
Eliminations and other	(89)	(119)	30
Total Revenues	$5,850	$7,739	$(1,889)	(24.4)%

	Three Months Ended September 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$137	$433	$(296)	(68.4)%
Construction Equipment	37	39	(2)	(5.1)%
Commercial Vehicles	60	20	40	(200.0)%
Powertrain	35	59	(24)	(40.7)%
Eliminations and other	(24)	(29)	5
Total Industrial Activities Operating Profit	245	522	(277)	(53.1)%
Financial Services	128	121	7	5.8%
Eliminations and other	(85)	(81)	(4)
Total Operating Profit	$288	$562	$(274)	(48.8)%

Net sales of Industrial Activities were $5,549 million during the third quarter of 2015, down 25.0% (-13.3% on a constant currency basis) compared to the same period in 2014. Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles (+4.6%), confirming a positive trend in EMEA for trucks and buses. This increase was more than offset by the forecasted decline in Agricultural Equipment, driven by lower industry volumes in the row crop sector, primarily in NAFTA and LATAM, slightly offset by favorable net pricing in all regions. Net sales also decreased in Construction Equipment, due to continued negative industry volumes primarily in LATAM, and in Powertrain, due to lower sales to captive customers.

Operating profit of Industrial Activities was $245 million in the third quarter of 2015, a $277 million decrease ($255 million decrease on a constant currency basis) compared to the third quarter of 2014, with an operating margin of 4.4%, down 2.7 p.p. compared to the prior year period. Operating profit declined in Agricultural Equipment, driven by negative volume and product mix, primarily in the NAFTA row crop sector. These negative factors were partially offset by net price realization, lower material costs and structural cost reductions. Commercial Vehicles’ operating result improved due to favorable volume in EMEA, industrial efficiencies and a reduction in SG&A expenses as a result of the Efficiency Program. Construction Equipment’s operating profit was substantially flat as a result of cost containment actions and net price realization in NAFTA offset by the negative effect of lower volume in LATAM. Powertrain’s operating profit decreased mainly due to lower volumes, primarily due to the decline of agricultural equipment demand, partially offset by manufacturing efficiencies.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Three Months Ended September 30,
	2015	2014	Change
	(dollars in millions)

Operating profit	$288	$562	$(274)
Restructuring expenses	(18)	(56)	38
Interest expenses of Industrial Activities, net of interest income and eliminations	(118)	(150)	32
Other, net	(235)	(97)	(138)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(83)	259	(342)
Income taxes	(56)	(107)	51
Equity in income of unconsolidated subsidiaries and affiliates	11	10	1
Net income (loss)	$(128)	$162	$(290)

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended September 30, 2015 compared to 2014:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended September 30,
($ million)	2015	2014	% Change
NAFTA	$951	$1,694	(43.9)%
EMEA	808	994	(18.7)%
LATAM	274	534	(48.7)%
APAC	398	437	(8.9)%
Total	$2,431	$3,659	(33.6)%

Net sales of the Agricultural Equipment business were $2,431 million for the third quarter, down 33.6% (-25.1% on a constant currency basis) compared to the same period in 2014. The decrease was driven by the anticipated decline in industry volumes in the row crop sector, primarily in NAFTA and LATAM, slightly offset by favorable net pricing in all regions.

The NAFTA row crop sector (primarily tractors over 140 horsepower (“hp”) and combines) was down 37% year-over-year. The under 40 hp tractor segment in the region was up 8%, and the 40-140 hp tractor segment was down 2%. EMEA markets were down 8% for tractors and up 8% for combines. In LATAM, tractor and combine markets decreased 34% and 37%, respectively. APAC markets decreased 15% for tractors but were up 20% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors in the quarter. Combine market share decreased in NAFTA and LATAM, was flat in EMEA and increased in APAC.

We under-produced relative to retail demand in the NAFTA row crop sector by 29% in the third quarter of 2015 in the continued effort to balance channel inventory to prevailing demand conditions. Total worldwide unit production was down 24% year-over-year. We expect to significantly under-produce relative to retail demand in the last quarter of the year.

Operating Profit

Agricultural Equipment’s operating profit was $137 million for the third quarter of 2015 compared to $433 million for the same period in 2014, with an operating margin of 5.6% (11.8% in the third quarter of 2014). The decrease was mainly due to lower sales volumes, less favorable product mix primarily in the NAFTA row crop sector, and the negative effect of the significant reduction in industrial capacity utilization. These effects were partially offset by net price realization, lower material costs and structural cost reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended September 30, 2015 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended September 30,
($ million)	2015	2014	% Change
NAFTA	$324	$369	(12.2)%
EMEA	131	159	(17.6)%
LATAM	80	234	(65.8)%
APAC	56	79	(29.1)%
Total	$591	$841	(29.7)%

Net sales of the Construction Equipment business were $591 million during the three months ended September 30, 2015, down 29.7% (-23.1% on a constant currency basis) compared to the same period in 2014 due to continued negative industry volumes primarily in LATAM.

In the third quarter of 2015, Construction Equipment’s worldwide heavy and light industry sales were down 17% and 7%, respectively. Industry light equipment sales were roughly flat in NAFTA and EMEA, and down in LATAM and APAC. Industry heavy equipment sales decreased in all regions, but primarily in LATAM and APAC.

Construction Equipment’s worldwide market share was flat compared to the prior year period for both heavy and light construction equipment. Light equipment market share was down in NAFTA while flat to up in all other regions. Heavy equipment market share was flat in all regions except for LATAM, where municipality-driven demand declined as infrastructure investments, in which we have a significant position, slowed.

Construction Equipment’s worldwide production levels were 4% above retail sales in the quarter, in-line with production seasonality. In LATAM, underproduction relative to retail demand was at 9% and production level was down 48% compared to the third quarter of 2014. A similar production curtailment is expected for the fourth quarter of 2015 in the region as a result of poor demand conditions in the construction sector and an uncertain environment with BNDES PSI programs.

Operating Profit

Construction Equipment reported operating profit of $37 million for the third quarter of 2015 compared to $39 million for the same period in 2014 as a result of cost containment actions and net price realization in NAFTA, offset by the negative effect of lower volume in LATAM. Operating margin increased 1.7 p.p. to 6.3% (4.6% in the third quarter 2014).

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales broken down by geographic region for the three months ended September 30, 2015 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended September 30,
($ million)	2015	2014	% Change
EMEA	$1,760	$1,813	(2.9)%
LATAM	258	493	(47.7)%
APAC	171	216	(20.8)%
Total	$2,189	$2,522	(13.2)%

Commercial Vehicles’ net sales were $2,189 million during the three months ended September 30, 2015, down 13.2% (+4.6% on a constant currency basis) compared to the same period in 2014 as a result of favorable volume and product mix in EMEA. Excluding the negative impact of currency translation, net sales increased in EMEA driven by higher volumes for trucks, primarily in the light and heavy segments, and buses. In LATAM, net sales decreased significantly mainly due to the decline of the Brazilian market for trucks, partially offset by positive pricing. In APAC, net sales were slightly up.

During the third quarter of 2015, the European truck market (GVW ≥3.5 tons) was up 16% compared to 2014. The light vehicle market (GVW 3.5-6.0 tons) increased 15%, the medium vehicle market (GVW 6.1-15.9 tons) increased 7%, and the heavy vehicle market (GVW ≥16 tons) increased 21%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 38% compared to the third quarter in 2014, with a decrease of 47% in Brazil and 5% in Venezuela, while Argentina increased by 21%. In APAC, registrations declined 9%.

In the third quarter of 2015, our market share in the European truck market (GVW ≥3.5 tons) was 11.4%, up 1.2 p.p. compared with the third quarter of 2014. Our market share in LATAM was 11.8%, up 2.0 p.p. compared to 2014.

Commercial Vehicles delivered approximately 33,500 vehicles (including buses and specialty vehicles) in the quarter, representing a 16% increase compared to the third quarter of 2014. Volumes were higher in the light and heavy segments, up 15% and 24%, respectively, while volumes were substantially flat in the medium segment. Commercial Vehicles’ deliveries increased 23% in EMEA, but decreased in APAC and LATAM by 6% and 5%, respectively.

Commercial Vehicles’ third quarter ending book-to-bill ratio was 0.89, a decrease of 6% over 2014. Third quarter 2015 truck order intake in Europe increased 18% compared to 2014.

Operating Profit

Commercial Vehicles closed the third quarter of 2015 with an operating profit of $60 million, up $40 million compared to the third quarter of 2014, with an operating margin of 2.7% (0.8% in 2014). The increase was mainly due to higher volume in EMEA, industrial efficiencies and SG&A expense reductions as a result of the Efficiency Program. The increase in operating profit occurred primarily in EMEA, where European market strength and structural cost reductions were partially offset by the negative impact of currency translation. In LATAM, operating profit also improved, primarily as a result of improved demand in Argentina and structural cost reductions enacted in our Brazilian operations, while the profit contribution of operations in Venezuela was immaterial following the re-measurement.

Powertrain

Net Sales

Powertrain net sales were $800 million for the third quarter of 2015, a decrease of 22.0% (-7.4% on a constant currency basis) compared to the same period in 2014. The decrease was primarily attributable to lower volumes, mainly in the captive portion of the business, as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 44% of total net sales compared to 39% in 2014.

During the third quarter of 2015, Powertrain sold approximately 112,500 engines, a decrease of 16% compared to 2014. By major customer, 31% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 14,600 transmissions and 43,600 axles, an increase of 3% and 16%, respectively, compared to the third quarter of 2014.

Operating Profit

During the third quarter of 2015, Powertrain’s operating profit was $35 million, down $24 million compared to the same period in 2014, with an operating margin of 4.4% (down 1.4 p.p. compared to 2014), mainly due to lower sales volume and negative foreign exchange impacts, partially offset by manufacturing efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $390 million for the three months ended September 30, 2015, a decrease of 14.3% (-4.1% on a constant currency basis) compared to the same period in 2014 due to a reduction in interest yields, primarily driven by lower funding costs.

Net Income

Net income of Financial Services was $94 million, up $19 million compared to the third quarter of 2014, mainly due to lower provisions for credit losses and reduced income taxes, partially offset by the negative impact of currency translation.

Retail loan originations in the quarter were $2.2 billion, down $0.6 billion compared to the third quarter of 2014, due to the decline in Agricultural Equipment sales and the negative impact of currency translation. The managed portfolio (including unconsolidated joint ventures) of $24.5 billion as of September 30, 2015 (of which retail was 66% and wholesale 34%) was down $0.9 billion compared to June 30, 2015. Excluding the impact of currency translation, the portfolio decreased $0.2 billion, primarily in NAFTA (wholesale).

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Consolidated Results of Operations

	Nine Months Ended September 30,
	2015	2014
	(in millions)
Revenues:
Net sales	$17,808	$23,178
Finance and interest income	960	1,012
Total Revenues	18,768	24,190
Costs and Expenses:
Cost of goods sold	14,771	18,797
Selling, general and administrative expenses	1,758	2,240
Research and development expenses	622	809
Restructuring expenses	52	98
Interest expense	824	976
Other, net	498	307
Total Costs and Expenses	18,525	23,227
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	243	963
Income taxes	259	408
Equity in income of unconsolidated subsidiaries and affiliates	33	66
Net income	17	621
Net loss attributable to noncontrolling interests	(5)	(6)
Net income attributable to CNH Industrial N.V.	$22	$627

Revenues

We recorded revenues of $18,768 million during the nine months ended September 30, 2015, down 22.4% (-11.0% on a constant currency basis) compared to the same period in 2014. Net sales of Industrial Activities were $17,808 million in the nine months ended September 30, 2015, a 23.2% decrease compared to the prior year.

Cost of Goods Sold

Cost of goods sold was $14,771 million during the nine months ended September 30, 2015 compared with $18,797 million during the nine months ended September 30, 2014. The decrease of 21.4% was driven by the decline in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.9% and 81.1% in the nine months ended September 30, 2015 and 2014, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $1,758 million during the nine months ended September 30, 2015 (9.4% of revenues), down 21.5% compared to $2,240 million recorded in the comparable period of 2014 (9.3% of revenues). The decrease was primarily attributable to cost containment actions across all segments.

Research and Development Expenses

During the nine months ended September 30, 2015, research and development expenses were $622 million compared to $809 million for the same period in 2014. The expense in both periods was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses were $52 million for the nine months ended September 30, 2015, primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014.

Interest Expense

Interest expense was $824 million during the nine months ended September 30, 2015 ($976 million in 2014), of which $341 million ($449 million in 2014) was attributable to Industrial Activities, net of interest income and eliminations. The decrease in 2015 is primarily due to a more favorable cost of funding and a lower average indebtedness in the first nine months of 2015.

Other, net

Other, net expenses were $498 million during the nine months ended September 30, 2015, an increase of $191 million from $307 million during the nine months ended September 30, 2014. The increase was primarily due to higher foreign exchange losses and the unusual pre-tax charge of $150 million incurred in the third quarter of 2015 relating to the re-measurement of the net monetary assets of the Venezuelan subsidiary.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $33 million and $66 million for the nine months ended September 30, 2015 and 2014, respectively. The decrease was mainly due to lower results of joint ventures in APAC.

Income Taxes

	Nine Months Ended September 30,
	2015	2014
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$243	$963
Income taxes	$259	$408
Effective tax rate	106.6%	42.4%

Income taxes totaled $259 million in the first nine months of 2015 ($408 million in 2014). Excluding the impact of the unusual pre-tax charge relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, primarily in Italy and Brazil, the effective tax rate for the nine months ended September 30, 2015 was 39%.

Business Segments

The following is a discussion of our results by segment for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$8,043	$11,801	$(3,758)	(31.8)%
Construction Equipment	1,933	2,546	(613)	(24.1)%
Commercial Vehicles	6,696	7,534	(838)	(11.1)%
Powertrain	2,648	3,476	(828)	(23.8)%
Eliminations and other	(1,512)	(2,177)	665
Total Net sales of Industrial Activities	17,808	23,180	(5,372)	(23.2)%
Financial Services	1,226	1,363	(137)	(10.1)%
Eliminations and other	(266)	(353)	87
Total Revenues	$18,768	$24,190	$(5,422)	(22.4)%

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$604	$1,529	$(925)	(60.5)%
Construction Equipment	72	70	2	2.9%
Commercial Vehicles	128	(71)	199	280.3%
Powertrain	124	157	(33)	(21.0)%
Eliminations and other	(59)	(73)	14
Total Industrial Activities Operating Profit	869	1,612	(743)	(46.1)%
Financial Services	397	407	(10)	(2.5)%
Eliminations and other	(227)	(255)	28
Total Operating Profit	$1,039	$1,764	$(725)	(41.1)%

Net sales of Industrial Activities were $17,808 million during the nine months ended September 30, 2015, down 23.2% (-11.6% on a constant currency basis) compared to the same period in 2014. Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles, but decreased for Agricultural Equipment, Construction Equipment and Powertrain.

Operating profit of Industrial Activities was $869 million in the nine months ended September 30, 2015, a decrease of $743 million compared to the nine months ended September 30, 2014, with an operating margin of 4.9%, down 2.1 p.p. compared to the prior year period. Operating profit was primarily impacted by a $925 million decrease from Agricultural Equipment, partially offset by a $199 million increase from Commercial Vehicles.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Nine Months Ended September 30,
	2015	2014	Change
	(dollars in millions)

Operating profit	$1,039	$1,764	$(725)
Restructuring expenses	(52)	(98)	46
Interest expenses of Industrial Activities, net of interest income and eliminations	(341)	(449)	108
Other, net	(403)	(254)	(149)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	243	963	(720)
Income taxes	(259)	(408)	149
Equity in income of unconsolidated subsidiaries and affiliates	33	66	(33)
Net income	$17	$621	$(604)

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the nine months ended September 30, 2015 compared to 2014:

Agricultural Equipment Sales—by geographic region:

	Nine Months Ended September 30,
($ million)	2015	2014	% Change
NAFTA	$3,267	$5,383	(39.3)%
EMEA	2,831	3,754	(24.6)%
LATAM	892	1,420	(37.2)%
APAC	1,053	1,244	(15.4)%
Total	$8,043	$11,801	(31.8)%

Net sales of the Agricultural Equipment business were $8,043 million for the nine months ended September 30, 2015, down 31.8% (-24.2% on a constant currency basis) compared to the same period in 2014. The decrease was driven by the anticipated decline in industry volumes in all regions, primarily in the row crop sector.

Worldwide agricultural equipment industry unit sales were down during the nine months ended September 30, 2015, with global demand for tractors and combines down 10% and 18%, respectively. NAFTA tractor sales were flat, with the under 40 hp segment up 5%, the 40-140 hp segment up 1%, the over 140 hp segment down 33%, and combine sales down 32%. EMEA markets were down 8% for tractors and 6% for combines. LATAM tractor sales decreased 25%, while combine sales decreased 33%. APAC markets decreased 11% for tractors and 4% for combines.

For the first nine months of 2015, Agricultural Equipment’s worldwide market share performance was generally flat for both tractors and combines.

Operating Profit

Agricultural Equipment’s operating profit was $604 million for the nine months ended September 30, 2015, compared to $1,529 million for the same period in 2014, with an operating margin of 7.5% (13.0% in the nine months ended September 30, 2014). The decrease was driven by lower sales volume and less favorable product mix, primarily in the row crop sector in NAFTA, slightly offset by cost control actions including purchasing efficiencies and structural cost reductions. Additionally, the impact of currency translation contributed negatively to operating profit.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the nine months ended September 30, 2015 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Nine Months Ended September 30,
($ million)	2015	2014	% Change
NAFTA	$1,072	$1,074	(0.2)%
EMEA	405	487	(16.8)%
LATAM	268	740	(63.8)%
APAC	188	245	(23.3)%
Total	$1,933	$2,546	(24.1)%

Net sales of the Construction Equipment business were $1,933 million during the nine months ended September 30, 2015, down 24.1% (-18.2% on a constant currency basis) compared to the same period in 2014, due to the negative impact of lower volumes in the LATAM region, particularly Brazil.

In the nine months ended September 30, 2015, Construction Equipment’s worldwide heavy and light industry sales were down 19% and 3%, respectively, compared to the nine months ended September 30, 2014. Decreased industry volumes in LATAM and APAC were partially offset by moderate growth in NAFTA.

Construction Equipment’s worldwide market share was flat overall, with a decrease in LATAM, where municipality-driven demand, in which we have a significant position, declined significantly as infrastructure investments slowed, partially offset by an increase in market share in APAC.

Operating Profit

Construction Equipment reported operating profit of $72 million for the nine months ended September 30, 2015 compared to $70 million for the same period in 2014. Operating margin increased 1.0 p.p. to 3.7% (2.7% in the nine months ended September 30, 2014), as net price realization, lower SG&A expenses and lower R&D expenses more than offset the negative impact from lower volume in LATAM.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales broken down by geographic region for the nine months ended September 30, 2015 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
($ million)	2015	2014	% Change
EMEA	$5,233	$5,581	(6.2)%
LATAM	884	1,261	(29.9)%
APAC	579	692	(16.3)%
Total	$6,696	$7,534	(11.1)%

Commercial Vehicles’ net sales were $6,696 million during the nine months ended September 30, 2015, down 11.1% (+7.5% on a constant currency basis) compared to the same period in 2014. Excluding the negative impact of currency translation, net sales increased in EMEA driven by higher volumes for trucks and buses. In LATAM, net sales significantly decreased mainly due to the decline of the Brazilian market. In APAC, net sales increased mainly driven by positive performance of buses.

The European truck market (GCW≥3.5 tons) increased 15% compared to the nine months ended September 30, 2014. The light vehicle market increased 15%, the medium vehicle market increased 1%, while the heavy vehicle market increased 20%. In LATAM, demand for trucks (GCW≥3.5 tons) declined 35% compared to the nine months ended September 30, 2014, with a decrease in all market segments. The light vehicle market decreased 21%, while the medium and heavy vehicle markets decreased 20% and 46%, respectively. In APAC, demand for trucks decreased 8%.

Our share of the European market (GCW≥3.5 tons) was at 11.2%, up 0.4 p.p. from the nine months ended September 30, 2014. In LATAM, Commercial Vehicles reached a market share of 11.7%, an increase of 1.4 p.p.

Commercial Vehicles delivered approximately 98,700 (including buses and specialty vehicles) in the first three quarters of the year, representing a 10% increase over the nine months ended September 30, 2014. Volumes were higher in the light vehicle segment (+11%), medium vehicle segment (+3%), heavy vehicle segment (+7%). Deliveries increased 18% in EMEA and declined 16% in LATAM and 17% in APAC.

Operating Profit

Commercial Vehicles closed the nine months ended September 30, 2015 with an operating profit of $128 million compared to a loss of $71 million for the same period in 2014, with an operating margin of 1.9% (negative margin of 0.9% in the nine months ended September 30, 2014). The increase was mainly due to higher volume, primarily in EMEA, industrial efficiencies and SG&A cost reductions. In EMEA, the increase was mainly attributable to higher volume, industrial efficiencies and SG&A reduction as a result of our Efficiency Program. In LATAM, operating profit improved primarily as a consequence of the improved demand in Argentina and structural cost reductions enacted in our Brazilian operations.

Powertrain

Net Sales

Powertrain net sales were $2,648 million for the nine months ended September 30, 2015, a decrease of 23.8% (-8.2% on a constant currency basis) compared to the same period in 2014. The decrease was primarily attributable to lower volumes, mainly in the captive portion of the business as a result of decreased agricultural equipment demand, and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 44% of total net sales compared to 39% in the nine months ended September 30, 2014.

Powertrain sold approximately 377,000 engines during the nine months ended September 30, 2015, a decrease of 16% compared with 2014. By major customer, 32% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, and 4% to Construction Equipment, while the remaining 53% were sold to external customers. In addition, Powertrain sold approximately 51,300 transmissions (+3%) and 136,800 axles (+12%) during the nine months ended September 30, 2015.

Operating Profit

During the nine months ended September 30, 2015, Powertrain recorded operating profit of $124 million, down $33 million compared to the same period in 2014, with an operating margin of 4.7% (up 0.2 p.p. compared to 2014). Net of the negative impact of currency translation, operating profit decreased as a result of lower volumes, partially offset by the impact of industrial efficiencies, lower material costs and SG&A cost reduction.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $1,226 million for the nine months ended September 30, 2015, a decrease of 10.1% (+1.8% on a constant currency basis) compared to the same period in 2014 due to the negative impact of currency translation.

Net Income

Net income of Financial Services was $277 million, up $11 million compared to the nine months ended September 30, 2014, mainly due to lower provisions for credit losses, reduced SG&A costs and reduced income taxes, partially offset by the negative impact of currency translation.

Retail loan originations were $6.7 billion, down $1.1 billion compared to the nine months ended September 30, 2014, mostly due to the decline in Agricultural Equipment sales in NAFTA and negative impact of currency translation in EMEA and LATAM. The managed portfolio (including unconsolidated joint ventures) of $24.5 billion was down $2.7 billion compared to December 31, 2014. Excluding the impact of currency, the portfolio decreased $0.7 billion, primarily in NAFTA (wholesale), LATAM (retail and wholesale), and APAC (wholesale).

Critical Accounting Policies

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the nine months ended September 30, 2015, consolidated cash and cash equivalents decreased by $1,446 million. Cash and cash equivalents at Industrial Activities decreased $1,329 million, while cash and cash equivalents at Financial Services decreased by $117 million.

Industrial Activities used $137 million of cash flows from operations in 2015, compared to $965 million of cash used in 2014, primarily due to less cash usage on inventory.

Industrial Activities generated $1,023 million of cash flows from investing activities in 2015, primarily due to net cash receipts related to intercompany receivables and payables.

Industrial Activities used $1,744 million of cash flows from financing activities in 2015, primarily due to repayments of long-term debt.

The generation of cash in operating activities at Financial Services in 2015, compared to the usage of cash in 2014, was primarily due to better collection of wholesale receivables in 2015.

The use of cash in investing activities of $1,523 million at Financial Services in the nine months ended September 30, 2015 was primarily due to net cash payments related to intercompany payables and receivables.

Financing activities of Financial Services generated $260 million of cash in 2015, primarily from an increase in long-term debt.

Debt

As of September 30, 2015 and December 31, 2014, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	Sep 30, 2015	Dec 31, 2014	Sep 30, 2015	Dec 31, 2014	Sep 30, 2015	Dec 31, 2014
	(in millions)
Total Debt	$26,123	$29,594	$8,414	$11,520	$20,553	$24,086

Of the total consolidated debt, $8,490 million at September 30, 2015 and $9,371 million at December 31, 2014 were related to bonds. The following table shows the summary of our bonds:

	September 30, 2015			December 31, 2014
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds (*):
Payable in 2015, interest rate of 5.250%	$—	$—	$—	$1,214	$—	$1,214
Payable in 2018, interest rate of 6.250%	1,345	—	1,345	1,457	—	1,457
Payable in 2019, interest rate of 2.750%	1,120	—	1,120	1,214	—	1,214
Payable in 2021, interest rate of 2.875%	784	—	784	850	—	850
Payable in 2016, interest rate of 7.250%	254	—	254	253	—	253
Payable in 2017, interest rate of 7.875%	1,537	—	1,537	1,535	—	1,535
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Payable in 2015, interest rate of 3.875%	—	750	750	—	750	750
Payable in 2018, interest rate of 3.625%	—	600	600	—	598	598
Payable in 2018, interest rate of 3.875%	—	600	600	—	—	—
Payable in 2017, interest rate of 3.250%	—	500	500	—	500	500
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Total Bonds	$5,040	$3,450	$8,490	$6,523	$2,848	$9,371

The calculation of Net Debt as of September 30, 2015 and December 31, 2014 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	Sep 30, 2015	Dec 31, 2014	Sep 30, 2015	Dec 31, 2014	Sep 30, 2015	Dec 31, 2014
	(in millions)
Total Debt(*) (**)	$26,123	$29,594	$8,414	$11,520	$20,553	$24,086
Less:
Cash and cash equivalents	3,717	5,163	2,793	4,122	924	1,041
Restricted cash	782	978	16	1	766	977
Intersegment notes receivables	—	—	2,129	4,671	715	1,341
Derivatives hedging debt	37	35	37	35	—	—
Net Debt (Cash)	$21,587	$23,418	$3,439	$2,691	$18,148	$20,727
(*)	Inclusive of adjustments related to fair value hedges
(**)	Total Debt of Industrial Activities includes Intersegment notes payables to Financial Services of $716 million and $1,341 million at September 30, 2015 and December 31, 2014, respectively.

The decrease in Net Debt at September 30, 2015, compared to December 31, 2014, primarily reflects the impact of foreign exchange changes on euro-denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2015:

($ million)	2015
Net Debt of Industrial Activities at beginning of year	$(2,691)
Net income	17
Amortization and depreciation(*)	512
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating leases	41
Change in working capital	(1,084)
Investments in property, plant and equipment, and intangible assets(*)	(374)
Other changes	(97)
Net industrial cash flow	(985)
Capital increases and dividends	(277)
Currency translation differences	514
Change in Net Debt of Industrial Activities	(748)
Net Debt of Industrial Activities at end of period	$(3,439)

(*)Excluding assets sold under buy-back commitments and equipment under operating leases

As of September 30, 2015, we had approximately $2.9 billion available under our committed lines of credit.

Please refer to Note 9 in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our interim condensed consolidated financial statements.

Safe Harbor Statement

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements, These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; compliance requirements (including engine emissions legislation and/or regulations); production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results, and any estimates or forecasts of particular periods that are provided in this report are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new developments or otherwise.

All future written and oral forward-looking statements by the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

CONTROLS AND PROCEDURES

The Company’s principal executive officer and its principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (1934 Act)) were effective as of September 30, 2015, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the 1934 Act. During the nine months ended September 30, 2015, there were no changes that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in our risk factors during the nine months ended September 30, 2015. The risks described in the annual report on Form 20-F, and the “Safe Harbor Statement” in this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.